Mail Stop 3561

June 26, 2009

Mr. Greg Halpern, President & CEO
So Act Network, Inc.
5715 Will Clayton Parkway #6572
Humble, TX 77338

> **Re:** **So Act Network, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed on April 27, 2009**
> **File No. 333-157738**
>
> **Form 10-K**
> **Filed on March 31, 2009**
> **File No. 000-51886**

Dear Mr. Halpern:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A filed June 8, 2009

General

1. In the appropriate places in the registration statement, please disclose the material terms of the three loan agreements with Mr. Halpern and the Credit Line Agreement. Please consider added a risk factor discussing Mr. Halpern's ability to fund the Credit Line Agreement and the timing of his ability to seek repayment. In addition, please clearly state the prime rate of interest that is earned on these loans as of a recent practicable date.

2.   We note that you believe that with your fee reduction from Gigablast, your additional loan agreements with Mr. Halpern, and your Credit Line Agreement with Mr. Halpern that you have sufficient funds to fund your operations in the next year or until you achieve profitability. Please revise appropriate places in your registration statement to provide the basis for this belief. We note, for example, that your agreement with Gigablast includes a very wide range of potential fees, from $3,000 monthly to $49,257 monthly, not including additional hourly fees and we also note the compensation you are paying to Mr. Halpern. It is unclear how the discount will effect your potential payments to Gigablast in the upcoming year and whether you have sufficient funds to pay for this and other expenses since you lack a sales history. Further, it is also unclear whether the loans and line of credit from Mr. Halpern are sufficient to fund your operations for any period of time should your revenue not meet your expectations. Given that you have not generated any revenues to date, provide the basis for assuming achievement of profitable operations.

Prospectus Summary, page 1

3.   We note your response to comment two of our letter dated May 20, 2009, and we reissue it in part. You disclose on page 4 that the search engine search engine and network platform will launch by June 30, 2009 and it will be fully functional, as disclosed on page 10. However, on page 18 you refer to your product being available for beta testing in June 2009 and on page 12 you disclose that "the company will need additional financing to further develop its technology to keep pace with the changing Internet and to market So Act to consumers and problem solvers." Please clarify here and other appropriate places whether your launch on June 30, 2009 refers to the start of the beta testing process, or if it signals the end of the developmental stage of the company. Also, please clarify whether the company expects sales to occur starting in June 2009.

Risk Factors, page 2

4.   We note your response to comment five of our letter dated May 20, 2009, and we reissue the comment. Please your revise your fifth risk factor to include your assessment, or lack thereof, of Mr. Halpern's wherewithal to continue funding your operations for the indefinite future.

Description of Our Business, page 10

5.   We note your response to comment nine of our letter dated May 20, 2009, and we reissue this comment in part. Please clarify how the issuance of unregistered securities for services rendered by Matt Wells, the CEO of Gigablast, relate to the consulting agreements filed as Exhibits 10.3(1) and 10.3(2).

6.   We note your response to comment 10 of our letter dated May 20, 2009, and we reissue the comment. Please clearly disclose the milestones for the next twelve months, including those necessary to bring your final product to market and the funding necessary

to achieve these milestones. We note your response letter indicates that your search engine and network platform is expected to launch on or before June 30, 2009, but later state "we believe we can launch our final products and services without additional capital." As comment above, it is unclear whether your "final products" will be brought to market on June 30, 2009 or whether it will still be in the developmental stage.

Interim Financial Statements for the Period Ended March 31, 2009

Notes to Interim Financial Statements

Note 4 – Property and Equipment, F-9

7.   We note you capitalized web site development costs of $61,185. It appears these costs are relate to the establishment of technological feasibility of your product offering and should be expensed as incurred. Tell us why you believe capitalization of these costs is appropriate considering the guidance in paragraph 4 of SFAS 86. Please advise or revise.

Financial Statements for the Year Ended December 31, 2008

Report of Independent Registered Public Accounting Firms, F-2

8.   We note that your predecessor accountants revised their audit opinion to include the period from December 9, 2005 (inception) through December 31, 2007. Please advise your predecessor accountant to revise their report to include periods they audited that are included in your amended S-1. For example, in addition to the balance sheet at December 31, 2007, the first and third paragraphs of their report should reference the statement of operations, stockholders' equity, and cash flows for the year ended December 31, 2007 and the period from December 9, 2005 (inception) through December 31, 2007.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 16

9.   We note your response to comment 19 from our letter dated May 20, 2009, and we reissue it. Please revise your Liquidity and Capital Resources section to clearly discuss your cash needs in terms of meeting your ongoing expenses in the next year. Please state your cash balance as of the most recent practicable date, and disclose the potential obligations that you have including salary, and general & administrative expenses. Break down your estimated costs for the next year into each material category. We note that your revisions only include a brief discussion of your new financing arrangements with Mr. Halpern, your reduced fees from Gigablast, and your prospective regulatory costs.

10.   We note your response to comment 20 of our letter dated May 20, 2009, and we reissue it. Please clarify how long the company can survive should Mr. Halpern decline to loan additional cash, fund the line of credit, defer salary payments, and/or seeks repayment of his existing loans.

Transactions with Related Persons, Promoters and Certain Control Persons, page 21

11.   We note your response to comment 23 of our letter dated May 20, 2009, and we reissue the comment. Please revise to include the nature of Serena Halpern's relationship with your officer, the dollar value of the services provided, and whether her web designer services were comparable to third-party providers of web designer services of comparable experience and expertise.

Part II

Item 15. Recent Sale of Unregistered Securities, page II-1

12.   We reissue comment 24 of our letter dated May 20, 2009. Please disclose the persons with whom you entered into the transactions for cash in July 2009 as referenced on page II-2 and state the facts supporting your reliance upon Section 4(2) as an exemption from registration. The "for cash" transactions do not match up to the table on page II-3, so it appears these are separate transactions.

13.   We reissue comment 25 of our letter dated May 20, 2009. It appears that services to be provided by Julian Tydelski will not be completed until later in the year. As such, it does not appear that this private placement will have been completed and, thus, they are not eligible to be selling shareholders for those shares received pursuant to a services agreement. Please revise your registration statement to remove Messrs. Tydelski as a selling shareholder or provide an analysis supplementally.

Item 16. Exhibits, page II-5

14.   We note that you have not filed the Exhibit A and Schedule 3.15 to Exhibit 10.1 to the Form 8-K filed on June 2, 2009. Please file the exhibit in its entirety, as required by Item 601(b)(10) of Regulation S-K.

Item 16. Exhibits, page II-5

1.   We note that you have not filed the Exhibit A and Schedule 3.15 to Exhibit 10.1 to the Form 8-K filed on June 2, 2009. Please file the exhibit in its entirety, as required by Item 601(b)(10) of Regulation S-K.

Exhibit 23.1 – Consent of Gately & Associates, LLC

15.   In connection with the comment above, please obtain a current consent from your

predecessor accountant that includes the audited periods provided in their report.

<u>Form 10-K for the Fiscal Year Ended December 31, 2008</u>

<u>Form 10-Q for the Quarter Ended March 31, 2009</u>

16.   We note your responses to comments 30, 31, 32, 33, and 34 our letter dated May 20, 2009, that you will amend your Form 10-K for the fiscal year ended December 31, 2008 and your Form 10-Q for the quarter ended March 31, 2009 after the registration statement is declared effective. However, we cannot recommend your registration statement be declared effective unless we have cleared our prior comments and you have amended your periodic reports appropriately in response to our prior comments. Accordingly, we reissue comments 30, 31, 32, 33, and 34 of our letter dated May 20, 2009.

<u>Closing Comments</u>

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        Please feel free to contact Bill Kearns, the primary accounting examiner on this filing, at (202) 551-3727 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 for accounting and financial statement issues. For all other questions, please contact Edwin S. Kim, the primary examiner on this filing, at (202) 551-3297 or Pamela Howell, Special Counsel, at (202) 551-3357.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director

cc: Eric M. Stein, Esq.
        Fax: (732) 577-1188